SIDLEY AUSTIN LLP

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AMERICA ● ASIA PACIFIC ● EUROPE

March 28, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Kathryn Jacobson; Robert Littlepage
Kyle Wiley; Joshua Shainess

Re:	TradeUP Global Corporation
Amendment No. 4 to Registration Statement on Form F-4
Filed February 25, 2022
File No. 333-260418

Ladies and Gentlemen:

On behalf of our client, TradeUP Global Corporation, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 18, 2022 (the “Comment Letter”), relating to the Company’s Amendment No. 5 to Registration Statement on Form F-4 (File No. 333-260418) submitted via EDGAR on March 23, 2022.

For the convenience of the Staff’s review, the Company has set forth below the comments contained in the Comment Letter, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. The Company is concurrently filing via EDGAR an Amendment No. 6 to Registration Statement (the “Amendment No. 6”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in italics and bold, and the Company’s responses thereto.

Amendment No. 5 to Registration Statement on Form F-4 filed March 23, 2022

Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2021, page 184

1.	Please revise to account for on-balance sheet recognition of sublease arrangements (implicit or explicit) and construction in progress/ build to suit transactions related to your data centers in Aktobe, Urlask (Kazakhstan), and elsewhere and annotate as appropriate. In this regard, we note your adoption of ASC 842 during your 2021 fiscal year.

Response:

We acknowledge the Staff’s comment thar our operations contain a lease and SAI recognized operating leasing right of use assets and lease liabilities in accordance with ASC842 on the SAI’s unaudited financial statement as of December 31, 2021, and were incorporated in unaudited pro forma condensed combined balance sheet as of December 31, 2021 on Page 51 and Pages 184-185.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020, page 187

2.	Please remove the comparative pro forma Condensed Combined statement of Operations for the year ended December 31, 2020. Refer to Article 11-02(c)(2) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and removed pro forma Condensed Combined statement of Operations for the year ended December 31, 2020.

SAI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Capital Expenditures, page 237

3.	We understand that your power supply arrangement contains an embedded lease since it covers space and infrastructure for your data centers and hosting facilities, notwithstanding that the power supplier is the lessee in the head lease. As we stated in prior comment 4, if data center commitments are reasonably likely to materially impact your financial condition, results of operations or liquidity, please disclose your future lease commitments (including lease incentives if any) as of the most recent practicable date

Response:

We acknowledge the Staff’s comment and disclose future lease commitment as of December 31, 2021 on Page 237.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 495-4531. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ David C. Buck
David C. Buck

cc:	Lei Huang, TradeUP Global Corporation
Michael J. Blankenship, Winston & Strawn LLP